Exhibit 1

FOR IMMEDIATE RELEASE	27 May 2011

WPP PLC (“WPP”)

Wunderman and PXP combine their digital and online marketing businesses in Austria; Wunderman acquires majority stake in combined business, to be named Wunderman PXP

WPP announces that its wholly-owned operating company, Wunderman, the global relationship marketing network, has combined its digital business in Austria with the online marketing business of PXP interactive services & solutions AG (“PXP”) and Wunderman has acquired a majority stake in the combined business, to be named Wunderman PXP GmbH, in Austria.

Founded in 1993, PXP is based in Austria and employs approximately 60 people. Clients include Nokia, Austrian Lotteries and ZDF.

PXP’s audited gross revenues for the year ended 31 December 2010 were Euro 5.3 million, with gross assets at the same date of approximately Euro 4.6 million.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204
www.wpp.com